SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

Taxpayer Identification Number (CNPJ/ME) 06.164.253/0001-87

STATE REGISTRATION (NIRE) 35.300.314.441

MANAGEMENT'S PROPOSAL

Extraordinary General Meeting

to be held on May 13, 2022

TABLE OF CONTENTS

CONTENTS

1. PRELIMINARY COMMENTS	3
2. CALL NOTICE	4
3. SHAREHOLDERS ATTENDANCE	5
4. MANAGEMENT PROPOSAL	6

1.	PRELIMINARY COMMENTS

Gol Linhas Aéreas Inteligentes S.A. ("Company") management hereby informs that the documents attached to this Proposal are already available to the Shareholders at the Company's head office and disclosed on the websites of: Investor Relations (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa e Balcão ("B3") (www.b3.com.br), in accordance with legal provisions, as well as in compliance with CVM Instructions 480/2009 and 481/2009, CVM Instruction 552/2014, and also Circular Letter 01/2022 issued by the CVM's Corporate Relations Superintendence.

3

2.	CALL NOTICE

The Shareholders of Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) are hereby called to meet at the Extraordinary Shareholders’ Meeting (“ESM”) to be held on May 13, 2022, at 10 am, at Praça Comte. Lineu Gomes, S/N, Gate 3, Jardim Aeroporto, Zip Code 04626-020, City of São Paulo, State of São Paulo, Brazil, – at the Company’s Board of Directors Meeting Room (Sala do Conselho de Administração) in order to resolve upon the following Agenda:

(a) Increase the number of members of the Company's Board of Directors, from 7 (seven) to 8 (eight) members;

(b) Election of a new member to the Company's Board of Directors appointed by American Airlines, Inc. (“AA”); and

(c) Approval of the granting of a put option by the Company to AA.

We inform that on the date hereof the relevant documents related to the Agenda were made available at the Company's headquarters, as well as on its Investor Relations website (http://ri.voegol.com.br/), on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br), pursuant to the applicable legislation.

The Shareholder's participation may be (i) in person or (ii) by a duly constituted attorney-in-fact. Shareholders wishing to be represented by an attorney-in-fact must comply with the provisions of art. 126 of Law 6,404/76, and must also deposit the respective power of attorney, with special powers for representation at the ESM, at the Company's headquarters, addressed to the Investor Relations Officer, up to 48 (forty-eight) hours in advance of the ESM date.

São Paulo, April 13, 2022

Constantino de Oliveira Junior

Chairman of the Board of Directors

4

3.	SHAREHOLDERS ATTENDANCE

3.1.       Attendance in Person

The Company's shareholders may participate in the Extraordinary General Meeting (“EGM”) by attending the address indicated in the Call Notice and declaring their vote in relation to the Agenda. In accordance with the provisions of Article 126 of Law No. 6,404/76, shareholders must attend the EGM presenting, in addition to their identity card, proof of ownership of shares issued by the Company issued by the depositary financial institution and/or custodian agent. Management recommends that said proof be issued up to 2 (two) business days before the scheduled date for the EGM.

Legal Entities, such as business companies and investment funds, must be represented in accordance with the respective statutes, articles of association or regulation, delivering the documents proving the regularity of representation, accompanied by the minutes of election of the administrators, if applicable, at the time and place indicated in the item below.

Before installing the EGM, the shareholders shall sign the Attendance Book.

The Management recommends that those interested in participating in the EGM present themselves one (1) hour in advance.

3.2.       Attendance by Proxy

Shareholders may also be represented by an attorney-in-fact. The proxy must have been granted less than 01 (one) year, provided the grantee is a shareholder, Company manager, lawyer, or financial institution. The investment fund manager is responsible for representing their joint owners, in accordance with Article 126, Paragraph 1, of Law No. 6,404/76, and the power of attorney must necessarily be notarized. We also note that legal entities may be represented in accordance with their articles of association/articles of incorporation.

If a shareholder is represented by proxy, the proxy will have to be examined before the EGM, as well as the ownership of the shares. To speed up the process and facilitate the work of the Meeting, the proof of ownership of the shares and the power of attorney may, at the shareholder's discretion, be deposited at the Company's headquarters, up to forty-eight (48) hours before the scheduled date for the General Meetings to be held.

Before being forwarded to the Company, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language (other than in English or Spanish) must be translated into Portuguese. The respective translations must be registered in the Registry of Titles and Documents. The Company's Investor Relations Department is available for any further clarification.

5

4.	MANAGEMENT PROPOSAL

Dear Shareholders,

The board of directors of Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) hereby submits for the appreciation of the shareholders the proposal concerning the matters of the Company’s Extraordinary General Meeting, to be held on May 13th, 2022, at 10 a.m., pursuant to the provisions in Law 6.404, from December 15th, 1976, as amended (“Brazilian Corporate Law”), to CVM Instruction No. 481, from December 17th, 2009, as amended (Instruction No. 481) and to the Company’s bylaws (“Proposal”).

(I)	Change on the number of seats of the Company’s Board of Directors

The Company’s management proposes the inclusion of 1 (one) additional member in the Company’s Board of Directors. Therefore, the board will be comprised of 8 (eight) members, instead of 7 (seven) (“Change on the number of seats of the Company’s Board of Directors”).

The appointment of a member of the Board of Directors by American Airlines (“AA”) (pursuant to item (II) below) is due to the Shareholder’s Agreement executed by and between AA and the Company’s controlling shareholder on April 13th, 2022.

(II)	Election of 1 (one) New Member to assemble the Company’s Board of Directors

The Company’s management is proposing the nomination of Mr. Anmol Bhargava to integrate the Company’s Board of Directors elected at the Company’s Annual and Extraordinary General Meeting held on April 29th, 2022 (“AEGM”).

If elected, Mr. Anmol Bhargava will be part of the slate elected in the AEGM, with term of office until the Annual General Meeting that approves the management’s account regarding the fiscal year ended on December 31st, 2022.

Pursuant to article 10 of CVM Instruction 481/2009, information about the candidate appointed is available at Annex I, corresponding to items 12.5 to 12.10 of the Reference Form.

(III)	Approval of the Put Option

The Company's management proposes the approval of a put option to be granted by the Company to AA, triggered in case of GOL's change of control (“Option”).

The Option will grant AA the right to sell the shares issued by GOL to the Company at the same price per-share received by the controlling shareholder of GOL in case of a transaction that results in the Company's change of control.

6

The Option is granted due to the partnership between GOL and AA, disclosed to the market via Material Fact Statements of September 15th, 2021 and February 7th, 2022.

The Company’s Management remains at disposal to provide any clarifications that may be required.

São Paulo, April 13th, 2022

Constantino de Oliveira Júnior

Chairman of Board of Directors

7

ANNEX I

INFORMATION REGARDING THE CANDIDATES APPOINTED OR SUPPORTED BY MANAGEMENT OR CONTROLLING SHAREHOLDERS, PURSUANT TO ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Pursuant to article 10 of CVM Instruction 481/2009, the Company provides information regarding the candidates appointed or supported by management, corresponding to items 12.5 to 12.10 of the Reference Form.

8

12.5/6 COMPOSITION AND PROFESSIONAL EXPERIENCE OF THE MANAGEMENT AND AUDIT COMMITTEE

Name	Date of birth	Management body	Date of election(1)	Term of office	Number of Consecutive Mandates
CPF	Profession	Elective position held	Inauguration date(1)	Elected by the controller	Percentage of participation in meetings
Other positions and roles held in the issuer		Description of another position / role
Paulo Sergio Kakinoff	09/06/1974	Belongs only to the Board	03/14/2022	1 year	11
194.344.518-41	Business Manager	10 - President Manager / Superintendent	03/14/2022	Yes	0%
		Member of the Corporate Governance and Personnel Committee, Risk Policies Committee, Financial Policy Committee and the Alliances Committee.

Richard Freeman Lark, Jr.	10/15/1966	Belongs only to the Board	03/14/2022	1 year	6
214.996.428-73	Manager	11 - Manager Vice President/ Superintendent Member of the Financial Policy Committee and the Risk Policies Committee.	03/14/2022	Yes	0%
Eduardo José Bernardes Neto	03/26/1974	Belongs only to the Board	03/14/2022	1 year	8
165.610.978-66	Business Manager	11 - Manager Vice President/ Superintendent	03/14/2022	Yes	0%
Celso Guimarães Ferrer Junior	12/05/1982	Belongs only to the Board	03/14/2022	1 year	8
309.459.748-33	Economist	11 - Manager Vice President/ Superintendent	03/14/2022	Yes	0%
Constantino De Oliveira Junior	08/12/1968	Belongs only to the Board of Directors	04/29/2022	1 year	9
417.942.901-25	Businessman	20 - Chairman of the Board of Directors Member of the Corporate Governance and Personnel Committee, member of the Financial Policy Committee and of the Risk Policies Committee and the Alliances Committee.	04/29/2022	Yes	100%
Joaquim Constantino Neto	10/01/1965	Belongs only to the Board of Directors	04/29/2022	1 year	19
084.864.028-40	Businessman	21 - Vice President Board of Directors	04/29/2022	Yes	100%
Ricardo Constantino	02/27/1963	Belongs only to the Board of Directors	04/29/2022	1 year	19
546.988.806-10	Businessman	22 - Board of Directors (Effective)	04/29/2022	Yes	100%
André Béla Jánszky	11/24/1951	Belongs only to the Board of Directors	04/29/2022	1 year	6
346.695.188-79	Attorney	27 - Board of Directors Independent (Effective) Member of the Corporate Governance and Personnel Committee.	04/29/2022	Yes	100%
Marcela De Paiva Bomfim Teixeira	10/10/1980	Belongs only to the Board of Directors	04/29/2022		2

9

012.640.496-84	Economista	27 - Board of Directors Independent (Effective) Member of the Statutory Audit Committee.	04/29/2022	Yes	100%
Germán Pasquale Quiroga Vilardo	10/25/1967	Belongs only to the Board of Directors	04/29/2022	1 year	6
009.943.227-71	Engineer	27 - Board of Directors Independent (Effective) Member of the Statutory Audit Committee	04/29/2022	Yes	100%
Philipp Schiemer	06/09/1964	Belongs only to the Board of Directors	04/29/2022	1 year	3
172.372.968-09	Manager	27 - Board of Directors Independent (Effective)	04/29/2022	Yes	100%
Anmol Bhargava	11/19/1978	Belongs only to the Board of Directors	05/13/2022	1 year	0
567476381	Engineer	27 - Board of Directors Independent (Effective)	05/13/2022	No	0%
Carla Andrea Coelho	13/07/1969 Attorney at Law	Audit committee	04/29/2022	1 year	2
006.502.017-01		44 - C.F.(Effective) Elected by preference holders	04/29/2022	No	100%
Marcelo Amaral Moraes	10/07/1967 Economist	Audit committee	04/29/2022	1 year	4
929.390.077-72		44 - C.F.(Effective) Elected by preference holders	04/29/2022	No	100%
Renato Chiodaro	21/10/1977 Attorney at Law	Audit committee	04/29/2022	1 year	5
256.611.098-06		44 - C.F.(Effective) Elected by preference holders	04/29/2022	No	100%

(1) Considers the approval, by the Company's shareholders, of the election of the members of the Board of Directors and Fiscal Council, if installed, at the Annual General Shareholders’ Meeting to be held on April 29, 2022.

10

PROFESSIONAL EXPERIENCE / DECLARATION OF ANY CONVICTIONS / CRITERIA OF INDEPENDENCE

Board of Directors

Constantino de Oliveira Junior

Chairman of the Company's Board of Directors since 2004, having been both Chief Executive Officer and member of the Company's Board of Directors from March 2004 to July 2012. Mr. Constantino Jr. has also been a member of Gol Linhas Aéreas S.A.'s Board of Directors since 2001, having been CEO of Gol Linhas Aéreas S.A. from 2001 to July 2, 2012. He introduced the concept of "low cost, low fare" in Brazilian civil aviation and was chosen as " Executivo de Valor (a Valuable Executive)" in 2002 and 2001 by the newspaper Valor Econômico, and as "Leading Executive" in the logistics sector in 2003 by the newspaper Gazeta Mercantil, and in 2008 he was named "Illustrious Executive" in the Air Transport category at the GALA (Galería Aeronáutica Latinoamericana) award, sponsored by IATA. From 1994 to 2000 he held the position of Manager at Comporte Participações, a company that controls several land passenger transport companies. He studied Business Administration at the University of the Federal District and participated in the Executive Program of Corporate Management of the Association for Overseas Technical Scholarships. He is a member of the Risk Policies, Financial Policies, Corporate Governance and Personnel Committee, and the Company's Alliances Committee.

Joaquim Constantino Neto

Mr. Joaquim is a Vice-Chairman of the Company's Board of Managers. Mr. Joaquim has been a member of the Company's Board of Managers since 2004. Furthermore, he has held the position of Operations Manager of Grupo Comporte since 1994. From 1984 to 1990, Mr. Joaquim Constantino Neto was in charge of the operations of Reunidas Paulista. From 1990 to the present day, he is the Genral Manager of Breda Serviços, a road passenger transportation company. He participates in the Board of Managers of CMP Participações, which manages more than 2 thousand buses in the region of Paraná and São Paulo.

Ricardo Constantino

Mr. Ricardo has been a member of the Company's Board of Managers since March 2004. Additionally, he has held the position of Technical and Maintenance Manager of Grupo Comporte since 1994. He is also a member of the Board of Managers of BR Vias S.A.

Marcela De Paiva Bomfim Teixeira

Mrs. Marcela de Paiva Bomfim Teixeira holds a degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais. She has a specialization in Management and Information Technology from the Institute of Technological Education, a specialization in Finance from Fundação Dom Cabral and an MBA in Project Management from Fundação Getúlio Vargas (Belo Horizonte/MG). She was a member of the Fiscal Council at Transnorte Energia S/A from 2012 to 2016. Currently, Ms. Marcela is studying the Executive MBA at Fundação Dom Cabral and recently held an extension at HEC Paris Module Shanghai China. In her 17 years of experience, Ms. Marcela went through companies such as Usiminas and Alupar Investimento and served as an effective member of the Fiscal Council of Gol Linhas Aéreas Inteligentes S/A for 2 years.

Philipp Schiemer

Mr. Philipp is the President of Mercedes-Benz Brazil and Latin America and currently is at a course at the Brazilian Institute of Corporate Governance (no Instituto Brasileiro de Governança Corporativa "IBGC") for Senior Advisor. He took over the Vice Presidency of Product Marketing at Mercedes-Benz in Stuttgart, Germany. From 2004 to 2009 he served as Vice President of Sales at Mercedes-Benz do Brasil. Philipp was also president of the SAE Brazil congress, and served as Vice-President of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and in January 2019 took the presidency of such Chamber. Philipp Schiemer studied business administration with a specialization in marketing and finance at Corporate University Mercedes-Benz AG in Stuttgart.

Germán Pasquale Quiroga Vilardo

Mr. Germán has been an independent member of the Company's Board of Managers since 2016. He was founder and CEO of TV1.com, CIO and CMO of Americanas.comCIO and CMO of Cyrela Brasil Realty, and founder, CEO and member of the Board of Managers of Pontofrio.comNova Pontocom, Vice-Chairman of the Board of Managers of Totvs and Camara-E.net and member of the Board of Managers of Abrarec and Fecomércio, and several other e-commerce companies. He is currently founder and member of the Board of Managers of Cobasi Digital, and founder of OMNI55 Consulting. He has a degree in Electronic Engineering from the Military Institute of Engineering (IME) and a Masters in Digital Systems from the Polytechnic School of the University of São Paulo.

11

André Béla Jánszky

Mr. André Jánszky has been an independent member of the Company's Board of Managers since 2016. Mr. André has decades of experience as a lawyer in the areas of corporate finance and mergers and acquisitions. Until November 2016, he was the partner in charge of the Latin American Department of Milbank, Tweed, Hadley & McCloy LLP, and managing partner of its São Paulo office. Mr. André is also a member of the Board of Managers of Netshoes Limited, a company listed on the NYSE. Mr. André is a member of the Company's Statutory Audit Committee, the Corporate Governance and Personnel Committee, and the Financial Policy Committee.

Anmol Bhargava

Anmol Bhargava is the Vice President, Global Alliances & Partnership for American Airlines, his team is responsible for new and existing international & domestic alliances, partnerships and joint business agreements including oneworld®. He has been in this role since May 2021. More recently he led partnership agreements with Alaska Airlines and Jet Blue. Previously, Anmol served as Managing Director of Joint Business & Alliances in Atlantic and Pacific Regions and led American Airlines in its joint business with Qantas. Provided creative framework for incentive models with different carriers to enhance passenger value proposition by expanded network and increase ROI for existing partnerships. Anmol joined American Airlines in 2006 as a Financial Analyst supporting Maintenance & Engineering Operations. He then moved to Cargo Ops as a Sr. Financial Analyst, followed by a brief stretch in Revenue Management team. In 2011 he assumed the Manager Finance role in the Strategic Alliances team wherein he was responsible for analyzing, reporting & overseeing financial aspect of Pacific Joint Business. He expanded that role as Director for Joint Business Finance & Analytics covering all regions. After graduating from RV Engineering College, Bangalore, India in 2001, Anmol worked with AkzoNobel for few years. He moved to the United States to pursue his MBA in Strategy & Finance from UT Arlington and graduated in 2006.

Audit Committee

Carla Andrea Furtado Coelho

Mrs. Carla Andrea Furtado Coelho graduated in law in the Pontifícia Universidade Católica do Rio de Janeiro in 1993. She is a member of the International Aviation Women Association – IAWA and was the Company’s Legal Director for 20 years.

Marcelo Amaral Moraes

Mr. Marcelo Amaral Moraes graduated in economics in the University of Rio de Janeiro - FEA in 1990. He has a post-graduation in Corporate Law and Arbitration from Fundação Getúlio Vargas and a Master in Business Administration from Universidade Federal do Rio de Janeiro. He has been Chairman of the Audit Committee of Vale S/A since 2004 and member of the Audit Committee of CPFL Energia S/A and Linx S/A. He has over 25 years of experience in private equity and corporate finance. Currently, Mr. Marcelo Amaral Moraes is an effective member of the Company's Audit Committee.

Renato Chiadaro

He has built his professional career with solid performance in mergers and acquisitions (M&A), corporate restructuring, foreign investments and corporate governance. Lawyer graduated from PUC-SP, with specialization in Business Planning and Control by FAAP. Certified by IBGC to act as a Board Member. MBA in Collaborative Leadership and Business Teaching and Post-MBA in Corporate Governance and Valuation from B.I. International, with emphasis on entrepreneurship and innovation from the University of California-Berkeley. He started his career at Pinheiro Neto Advogados and was a partner at De Vivo, Whitaker e Castro Advogados for 13 years. He was a member of the Fiscal Committee of Gol Linhas Aéreas Inteligentes S/A between 2007 and 2008. He participated in the structuring and implementation of several outstanding transactions on the national scenario. M&A Award in 2014 and recognized by BestLawyers® publication in 2014 and 2015. He is a professor in MBA courses of B.I. International and UBS/IBEVAR - Retail Academy, in which he deals with finance and taxes, entrepreneurship and business law. He is a guest teacher in the Legislative Assembly of the State of São Paulo

12

Executive Board

Paulo Sergio Kakinoff

Mr. Paulo Sergio Kakinoff assumed the position of Chief Executive Officer of the Company in July 2012, having been an independent member of the Board of Managers from January 2010 to July 02, 2012. Mr. Paulo Kakinoff was the President of Audi Brazil until June 2012 and worked in the automotive industry for 18 years, having previously held the positions of Sales & Marketing Manager for Volkswagen Brazil and Executive Manager for South America at the Volkswagen Group headquarters in Germany. He also held the position of Vice-President of the Brazilian Association of Motor Vehicle Importing Companies (ABEIVA), and was a member of the Board of Managers of Volkswagen Participações. Mr. Paulo Kakinoff serves as a member of the Governance Council and the Political-Strategic Council of the non-profit organizations "All for Education" (focused on education), and "Athletes for Brazil" (focused on sports), respectively. He has a degree in Business Administration from Mackenzie University. Mr. Paulo Kakinoff is a member of the Company's People Management and Corporate Governance, Risk Policies, Financial Policy, and Alliances Committees.

Richard Freeman Lark, Jr.

Richard F. Lark, Jr. has been the Company's Vice President, Chief Financial Officer and Investor Relations Officer since July 2016. Mr. Lark's been working at Gol for 17 years. He was Financial Manager from 2003 to 2008, and member of the Board of Managers from 2008 to 2016. From 2000 to 2003, he served as Chief Financial Officer of Americanas.com, one of Brazil's leading e-commerce companies. Before joining Americanas.com, Mr. Lark has worked in the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark was a member of the Advisory Boards of the Kellogg Institute for International Studies at the University of Notre Dame and Associação Vida Jovem, and president of the American Society of São Paulo. He has participated in the Yale School of Management's global executive leadership program, holds a Masters in Business Administration from UCLA Anderson School of Management, and a Bachelor's degree in Finance and Business Economics and Philosophy from the University of Notre Dame. Mr. Lark is a member of the Company's Financial Policy and Risk Policy Committees.

Eduardo José Bernardes Neto

Mr. Eduardo Bernardes has been the Company's Vice President of Sales and Marketing since February 2015, being responsible for the sales strategy for all the Company's channels, as well as the marketing strategy. Mr. Eduardo joined the Company 18 years ago and joined our commercial area as account manager in February 2001. Mr. Eduardo coordinated the opening of several of our national and international branches. Mr. Eduardo was a member of the Board of Managers of UATP from 2009 to 2016, and holds a degree in Business Administration from Faculdade Ibero-Americana, with specialization in Foreign Trade.

Celso Guimarães Ferrer Junior

Mr. Celso Ferrer has been our Vice President and Chief Operating Officer since March 2019. He has been with the Company for 16 years and served as Vice President and Planning Manager from February 2015 to March 2019. Mr. Celso is responsible for our operations, maintenance and airports, operational security, network and fleet planning. He is also a pilot for the Boeing 737-700, Boeing 737-800 Next Generation, and Boeing 737-8 Max aircraft. Mr. Celso holds a Master's degree in Business Administration from Insead, a degree in Economics from the University of São Paulo, and a degree in International Relations from the Pontifical Catholic University of São Paulo.

Conviction	Description of Conviction
Paulo Sérgio Kakinoff - 194.344.518-41	N/A
N/A
Richard Freeman Lark, Jr. - 214.996.428-73	N/A
N/A
Eduardo José Bernardes Neto - 165.610.978-66	N/A

13

N/A
Celso Guimarães Ferrer Junior - 309.459.748-33	N/A
N/A
Constantino de Oliveira Junior - 417.942.901-25	N/A
N/A
Joaquim Constantino Neto - 084.864.028-40	N/A
N/A
André Béla Jánszky - 346.695.188-79	N/A
N/A
Marcela De Paiva Bomfim Teixeira - 012.640.496-84	N/A
N/A
Germán Pasquale Quiroga Vilardo - 009.943.227-71	N/A
N/A
Philipp Schiemer - 172.372.968-09	N/A
N/A

Anmol Bhargava - 567476381	N/A
N/A
Carla Andrea Coelho - 006.502.017-01	N/A
N/A
Marcelo Amaral Moraes - 929.390.077-72	N/A
N/A
Renato Chiodaro - 256.611.098-06	N/A
N/A

14

12.7/8 COMPOSITION OF COMMITTEES

Name	Committee type	Position held	Profession	Election date	Term of office	Percentage of participation in meetings
CPF	Description other committees	Description other positions held	Date of birth	Inauguration date	Number of Consecutive Mandates
Other positions/functions held at the issuer
Marcela de Paiva Bomfim Teixeira	Statutory Auditing Committee	Committee Member (Effective)	Economist	04/26/2022	1 year	0%
012.640.496-84			10/10/1980	04/26/2022	0
Independent Manager.
Philipp Schiemer	Statutory Auditing Committee	Committee Member (Effective)	Businessman	04/26/2022	1 year	0%
172.372.968-09			09/06/1964	04/26/2022	0
Independent manager.
Germán Pasquale Quiroga Vilardo	Statutory Auditing Committee	Committee Member (Effective)	Engineer	04/26/2022	1 year	100%
009.943.227-71			25/10/1967	04/26/2022	1
Independent Manager.
Constantino de Oliveira Junior	Finance Committee	Committee Member (Effective)	Businessman	04/26/2022	1 year	100%
417.942.901-25			12/08/1968	04/26/2022	12
Member of the Corporate Governance and Personnel Committee, Financial Policy Committee, Risk Policies Committee and Alliances Committee.
Richard Freeman Lark, Jr.	Finance Committee	Committee Member (Effective)	Manager	04/26/2022	1 year	100%
214.996.428-73			15/10/1966	04/26/2022	12
Chief Financial and Investor Relations Officer; Member of the Financial Policy Committee and the Risk Policies Committee.
Betania Tanure De Barros	Other Committees	Committee Member (Effective)	Psychologist	04/26/2022	1 year	100%
385.001.086-49	Corporate Governance and People		03/26/1974	04/26/2022	12
Member of the Corporate Governance and Personnel Committee.
André Béla Jánszky	Other Committees	Committee Member (Effective)	Attorney at Law	04/26/2022	1 year	100%

15

346.695.188-79	Corporate Governance and People		24/11/1951	04/26/2022	7
Antonio Kandir	Finance Committee	Committee Member (Effective)	Economist		1 year	100%
146.229.631-91			02/05/1953		13
Member of the Financial Policy Committee and the Risk Policies Committee and the Corporate Governance and Personnel Committee
Marcos Da Cunha Carneiro	Other Committees	Committee Member (Effective)	Economist	04/22/2021	1 year	100%
663.964.337-53	Sub-Committee on Accounting, Taxation and Financial Statements		01/15/1961	04/22/2021	12
Member of the Subcommittee on Accounting, Tax Policies and Financial Statements.
Natan Szuster	Other Committees	Committee Member (Effective)	Accountant	04/22/2021	1 year	100%
388.585.417-15	Sub-Committee on Accounting, Tax and Financial Statements Policies		10/06/1953	04/22/2021	8
Member of the Subcommittee on Accounting, Tax Policies and Financial Statements.
Paulo Sérgio Kakinoff	Other Committees	Committee Member (Effective)	Manager of Companies	04/22/2021	1 year	100%
194.344.518-41	Corporate Governance and People		09/06/1974	04/22/2021	9
Chief Executive Officer and Member of the Corporate Governance and Personnel Committee, Risk Policies Committee, Financial Policy Committee and Alliances Committee
Valdenise dos Santos Menezes	Other Committees	Committee Member (Effective)	Accountant	04/22/2021	1 year	100%
836.229.937-15	Subcommittee on Accounting, Taxation and Financial Statements		21/04/1964	04/22/2021	4
Member of the Subcommittee on Accounting, Taxation and Financial Reporting Policies

PROFESSIONAL EXPERIENCE / DECLARATION OF ANY CONVICTIONS / CRITERIA OF INDEPENDENCE

ANDRÉ BÉLA JÁNSZKY - 346.695.188-79

Mr. André Jánszky is an independent member of the Company's Board of Managers. Mr. André is also a member of the Company's Statutory Audit Committee, the Corporate Governance and Personnel Committee, and the Financial Policy Committee. Mr. André was the partner in charge of Milbank's Latin America Department and managing partner of its São Paulo office. His focus was on providing legal advice in U.S. law in the areas of capital markets, mergers and acquisitions, financing transactions, restructuring and corporate governance. Mr. André Jánszky’s clients included Brazilian, Latin American and North American companies and financial institutions. Mr. André has extensive experience in a wide variety of industries, including oil and gas, energy, infrastructure, developers, financial services, transportation, education and retail. André Jánszky has been consistently named one of the leading capital markets lawyers by several publications, including The Legal 500 and Chambers Latin America, which recognizes him as Band #1. Mr. André is the financial expert of the CAE, as defined in the current rules of the Securities Exchange Commission (SEC), and is the member that meets the requirements of article 31-C, §5 and §6 of INCVM 308/99.

16

ANTÔNIO KANDIR – 146.229.631-91

É membro independente do Conselho de Administração da Companhia desde agosto de 2004. Nos últimos dez anos, participou de conselhos de administração e gerenciou diversos fundos de investimentos. Atualmente o Sr. Kandir participa dos conselhos de administração das empresas AEGEA, CSU, CPFL e COIMEX. O Sr. Kandir foi Deputado Federal por dois mandatos, Ministro do Planejamento e Orçamento e Secretário de Política Econômica, além de Presidente do Conselho Nacional de Desestatização. Graduou-se em engenharia de produção na Escola Politécnica da Universidade de São Paulo, e obteve graus de Mestre e Doutor (PhD) em Economia na Universidade Estadual de Campinas. O Sr. Kandir é membro independente de nosso Conselho de Administração conforme critérios da Securities Exchange Commission (SEC) e normas de listagem da New York Stock Exchange (NYSE) e é membro de nosso Comitê de Auditoria Estatutário ("CAE"), Comitê de Governança Corporativa e Pessoas, do Comitê de Política Financeira e do Comitê de Políticas de Risco

CONSTANTINO DE OLIVEIRA JUNIOR - 417.942.901-25

Chairman of the Company's Board of Managers since July 6, 2012, having been both Chief Executive Officer and member of the Company's Board of Managers, from March 2004 to July 2012. Mr. Constantino Jr. has also been a member of Gol Linhas Aéreas S.A.'s Board of Managers since 2001, having been CEO of Gol Linhas Aéreas S.A. from 2001 to July 2, 2012. He introduced the concept of "low cost, low fare" in Brazilian civil aviation and was chosen as "Executivo de Valor" (A valuable executive) in 2002 and 2001 by the newspaper Valor Econômico, and as "Leading Executive" in the logistics sector in 2003 by the newspaper Gazeta Mercantil, and in 2008 he was named "Illustrious Executive" in the Air Transport category at the GALA (Galería Aeronáutica Latinoamericana) award, sponsored by IATA. From 1994 to 2000 he held the position of Manager at Comporte Participações, a company that controls several land passenger transport companies. He studied Business Administration at the University of the Federal District and participated in the Executive Program of Corporate Management of the Association for Overseas Technical Scholarships. He is a member of the Risk Policies, Financial Policies, Corporate Governance and Personnel Committee, and the Company's Alliances Committee.

RICHARD FREEMAN LARK, JR. – 214.996.428-73

Mr. Richard Lark has been the Company's Vice President, Finance and Investor Relations Officer since July 2016. Mr. Lark served as a member of the Company's Board of Managers from June 2008 to July 2016. Mr. Lark was a member of GOL's Statutory Audit Committee from March 2015 to July 2016. Mr. Lark also served as the Company's Chief Financial Officer and Investor Relations Officer from April 2003 to June 2008. He is a managing partner of Endurance Capital Partners (ABVCAP member and Anbima associate). Between 2000 and 2003, Mr. Lark served as Chief Financial Officer of Americanas.com Comércio Eletrônico S.A. Previously, between 1988 and 1999, Mr. Lark was an executive at Morgan Stanley and First Boston investment banks. He served on the board of managers of the American Society of São Paulo from 2003 to 2011, was its president for the biennium 2005-2007, and is a board member of the Kellogg Institute of International Studies. Sir. Lark holds a Master of Business Administration from UCLA Anderson School of Management, 1994 class, and a degree in Finance and Business Economics and Philosophy from the University of Notre Dame, 1988 class, is also an Authorized Securities Portfolio Manager (CVM), and is an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of the Company's Financial Policy Committee and Risk Policies Committee.

BETÂNIA TANURE DE BARROS – 385.001.086-49

Ms. Betânia is a consultant of Betania Tanure Associados team. PhD from Brunel University (England), Post graduate Diploma in Management Consulting at Henley Management College (England), psychologist by PUC-MG. Ms. Betania is also a Professor at PUC-MG, where she teaches for the Doctorate and Master's courses that are held in partnership with Fundação Dom Cabral. Invited Professor at INSEAD (France), TRIUM (New York University, London School of Economics, HEC) and London Business School (England). She was FDC's manager responsible for the entire area of executive development, companies and business partnerships for 15 years. Member of the Board of Managers of Vigor and Marisol. Member of the Corporate Governance and Personnel Committee, of the Board of Managers of GOL Linhas Aéreas Inteligentes S.A. He was a member of the Board of Managers of RBS Group and Medial Saúde, and of the People and Governance Committee of the Board of Managers of Duratex.

MARCOS DA CUNHA CARNEIRO - 663.964.337-53

Mr. Marcos da Cunha Carneiro has served as Executive Manager of Globopar since October 2002. Mr. Carneiro has served as Manager of Corporate Relations and Tax Planning Manager at Globopar since 1991. He also worked as Arthur Andersen's Tax Division Manager. Mr. Carneiro has been an Executive Manager of Globo Comunicações e Participações SA since October 2002 and Globopar since 1991. He has served as Manager of Net Serviços de Comunicação since April 19, 2004. He graduated with a degree in Economics at Sociedade Unificada de Ensino e Superior Cultura.

NATAN SZUSTER - 388.585.417-15

Mr. Natan Szuster studied Accounting at Fundação Getúlio Varga in Rio de Janeiro, and holds a Master's and a PhD in Accounting from the University of São Paulo. He was a visiting student at the University of Illinois at Urbana Champaign. He has been a Full Professor of Accounting at the Federal University of Rio de Janeiro since 1988 and an Assistant Professor at the State University of Rio de Janeiro since 1992. Mr. Natan Szuster was awarded the "Orlando Martins Pinto" award by the Regional Accounting Council of Rio de Janeiro in 2004. He is the author of the book General Accounting published by Atlas Publishing. He has been a member of the WWF-Brazil's Audit Committee since 1999 and a member of the Sub-Committee on Accounting, Tax Policy and Financial Statements of Gol Linhas Aéreas Inteligentes. In the last five years, in addition to being a member of the Smiles Audit Committee, he has acted as 1) Accounting Standards Manager for Grupo Globo, currently working as an accounting consultant. He also served as professor of Accounting at the Federal University of Rio de Janeiro- UFRJ and professor of Accounting at the State University of Rio de Janeiro- UERJ. He is also a member of the WWF's Audit committee.

17

PAULO SERGIO KAKINOFF - 194.344.518-41

Mr. Paulo Sergio Kakinoff assumed the position of Chief Executive Officer of the Company in July 2012, having been an independent member of the Board of Managers from January 2010 to July 02, 2012. Mr. Paulo Kakinoff was President of Audi Brazil until June 2012 and worked in the automotive industry for 18 years, having previously held the positions of Sales & Marketing Manager for Volkswagen Brazil and Executive Manager for South America at the Volkswagen Group headquarters in Germany. He also held the position of Vice-President of the Brazilian Association of Motor Vehicle Importing Companies (ABEIVA), and was a member of the Board of Managers of Volkswagen Participações. Mr. Paulo Kakinoff serves as a member of the Governance Council and the Political-Strategic Council of the non-profit organizations "All for Education" (focused on education), and "Athletes for Brazil" (focused on sports), respectively. He has a degree in Business Administration from Mackenzie University. Mr. Paulo Kakinoff is a member of the Company's People Management and Corporate Governance, Risk Policies, Financial Policy, and Alliances Committees.

VALDENISE DOS SANTOS MENEZES - 836.229.937-15

Ms. Valdenise Menezes has been our Controllership Director since August 2009 and is responsible for our accounting, tax and internal control areas of the head office and international branches of Grupo Gol companies, as well as the coordination of our documentation centre. She is also responsible for attending our Subcommittee on Accounting, Taxation and Financial Reporting ("Subcommittee") and Statutory Audit Committee, being elected in 2017 as a member of the Subcommittee. Mr. Valdenise joined the Company in 2009 and is also responsible for the Budget and Costs area. In 2012, after internal restructuring, the Budget and Costs area was transferred to another executive board and Ms. Valdenise has taken over the Processes area. Between 2014 and 2016 he was responsible, along with the IT Board, for the implementation and migration of the SAP system. Ms. Valdenise holds a degree in Accounting from the University of Amazonas and an MBA in Business Management from IBMEC and Risk Management and Compliance from KPMG

MARCELA DE PAIVA BOMFIM TEIXEIRA - 012.640.496-84

Mrs. Marcela de Paiva Bomfim Teixeira holds a degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais. She has a specialization in Management and Information Technology from the Institute of Technological Education, a specialization in Finance from Fundação Dom Cabral and an MBA in Project Management from Fundação Getúlio Vargas (Belo Horizonte/MG). She was a member of the Fiscal Council at Transnorte Energia S/A from 2012 to 2016. Currently, Ms. Marcela is studying the Executive MBA at Fundação Dom Cabral and recently held an extension at HEC Paris Module Shanghai China. In her 17 years of experience, Ms. Marcela went through companies such as Usiminas and Alupar Investimento and served as an effective member of the Fiscal Council of Gol Linhas Aéreas Inteligentes S/A for 2 years

PHILIPP SCHIEMER

Mr. Philipp is the President of Mercedes-Benz Brazil and Latin America and currently is at a course at the Brazilian Institute of Corporate Governance (no Instituto Brasileiro de Governança Corporativa "IBGC") for Senior Advisor. He took over the Vice Presidency of Product Marketing at Mercedes-Benz in Stuttgart, Germany. From 2004 to 2009 he served as Vice President of Sales at Mercedes-Benz do Brasil. Philipp was also president of the SAE Brazil congress, and served as Vice-President of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and in January 2019 took the presidency of such Chamber. Philipp Schiemer studied business administration with a specialization in marketing and finance at Corporate University Mercedes-Benz AG in Stuttgart.

GERMÁN PASQUALE QUIROGA VILARDOMr. Germán has been an independent member of the Company's Board of Directors since 2016. He was founder and CEO of TV1.com, CIO and CMO of Americanas.com, CIO and CMO of Cyrela Brasil Realty, and founder, CEO and member of the Board of Directors of Pontofrio.com, Nova Pontocom, Vice-Chairman of the Board of Directors of Totvs and Camara-E.net and member of the Board of Directors of Abrarec and Fecomércio, and several other e-commerce companies. He is currently founder and member of the Board of Directors of Cobasi Digital, and founder of OMNI55 Consulting. He holds a degree in Electronic Engineering from the Instituto Militar de Engenharia (IME) and holds a master's degree in digital systems from the Polytechnic School of the University of São Paulo

Conviction	Description of Conviction
André Béla Jánszky - 346.695.188-79	N/A
N/A
Antônio Kandir - 146.229.631-91	N/A
N/A
Constantino de Oliveira Junior - 417.942.901-25	N/A
N/A
Richard Freeman Lark, Jr. - 214.996.428-73	N/A
N/A

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Betânia Tanure de Barros – 385.001.086-49	N/A
N/A
Marcos da Cunha Carneiro - 663.964.337-53	N/A
N/A
Natan Szuster - 388.585.417-15	N/A
N/A
Paulo Sergio Kakinoff - 194.344.518-41	N/A
N/A
Germán Pasquale Quiroga Vilardo - 009.943.227-71	N/A
N/A
Valdenise Dos Santos Menezes - 836.229.937-15	N/A
N/A

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12.9 EXISTENCE OF MARITAL RELATIONSHIP, COMMON LAW MARRIAGE OR KINSHIP UP TO THE 2ND DEGREE RELATED TO MANAGERS OF THE ISSUER, CONTROLLED AND CONTROLLING OWNERS

Name	CPF (Tax Identification Number)	Corporate name of issuer, controlled company or controller	CNPJ (Tax Identification Number)	Tipo de parentesco com o administrador do emissor ou controlada
Position
Manager of the issuer or subsidiary
Ricardo Constantino	546.988.806-10	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Effective Member of the Board of Managers
Related Person
Joaquim Constantino Neto	084.864.028-40	GOL Linhas Aéreas S.A.	07.575.651/0001-59
Effective Member of the Board of Managers
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Ricardo Constantino	546.988.806-10	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Effective Member of the Board of Managers
Related Person
Joaquim Constantino Neto	084.864.028-40	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87
Effective Member of the Board of Managers Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Constantino de Oliveira Júnior	417.942.901-25	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman)
Related Person
Ricardo Constantino	546.988.806-10	MOBI FIA	21.409.035/0001-59
Quotista Effective Member of the Board of Managers Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.
Note

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Manager of the issuer or subsidiary
Ricardo Constantino	546.988.806-10	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Effective Member of the Board of Managers
Related Person
Joaquim Constantino Neto	084.864.028-40	GOL Linhas Aéreas S.A.	07.575.651/0001-59
Effective Member of the Board of Managers
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Ricardo Constantino	546.988.806-10	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Effective Member of the Board of Managers
Related Person
Joaquim Constantino Neto	084.864.028-40	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87
Effective Member of the Board of Managers Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Constantino de Oliveira Júnior	417.942.901-25	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Chairman of the Board of Directors Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman)
Related Person
Ricardo Constantino	546.988.806-10	MOBI FIA	21.409.035/0001-59
Effective Member of the Board of Managers Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Constantino de Oliveira Júnior	417.942.901-25	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Chairman of the Board of Directors Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman)
Related Person
Joaquim Constantino Neto	084.864.028-40	MOBI FIA	21.409.035/0001-59
Effective Member of the Board of Managers Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

21

Manager of the issuer or subsidiary
Constantino de Oliveira Júnior	417.942.901-25	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Chairman of the Board of Directors Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman)
Related Person
Ricardo Constantino	546.988.806-10	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87
Effective Member of the Board of Managers Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Constantino de Oliveira Júnior	417.942.901-25	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Chairman of the Board of Directors Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman)
Related Person
Joaquim Constantino Neto	084.864.028-40	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87
Effective Member of the Board of Managers Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Constantino de Oliveira Júnior	417.942.901-25	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Chairman of the Board of Directors Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman)
Related Person
Ricardo Constantino	546.988.806-10	Gol Linhas Aéreas S.A.	07.575.651/0001-59
Effective Member of the Board of Managers Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

22

Manager of the issuer or subsidiary
Constantino de Oliveira Júnior	417.942.901-25	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Chairman of the Board of Directors Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman)
Related Person
Joaquim Constantino Neto	084.864.028-40	Gol Linhas Aéreas S.A.	07.575.651/0001-59
Effective Member of the Board of Managers Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Constantino de Oliveira Júnior	417.942.901-25	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Chairman of the Board of Directors Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman)
Related Person
Henrique Constantino	443.609.911-34	MOBI FIA	21.409.035/0001-59

Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Joaquim Constantino Neto	084.864.028-40	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Vice-Chairman of the Board of Directors
Related Person
Ricardo Constantino	546.988.806-10	MOBI FIA	21.409.035/0001-59
Effective Member of the Board of Managers
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary
Joaquim Constantino Neto	084.864.028-40	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Vice-Chairman of the Board of Directors
Related Person
Ricardo Constantino	546.988.806-10	Gol Linhas Aéreas S.A.	07.575.651/0001-59
Effective Member of the Board of Managers
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

23

Manager of the issuer or subsidiary
Joaquim Constantino Neto	084.864.028-40	MOBI FIA	21.409.035/0001-59	Brother or Sister (1st degree by consanguinity)
Vice-Chairman of the Board of Directors
Related Person
Ricardo Constantino	546.988.806-10	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87
Effective Member of the Board of Managers
Note
Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

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12.10 RELATIONSHIPS OF SUBORDINATION, SERVICE PROVISION OR CONTROL BETWEEN MANAGERS AND CONTROLLED COMPANIES, CONTROLLERS AND OTHERS

Fiscal Year 12/31/2021

Identification	CPF (Tax Identification Number)/CNPJ (Tax Identification Number)	Type of relationship of the Manager with the related person	Type of related person
Position/Role			
Issuer Manager			
CONSTANTINO DE OLIVEIRA JUNIOR Effective member of the Board of Managers.	417.942.901-25	Control	Indirect Controller
Related Person			
GOL Linhas Aéreas S.A. Effective member of the Board of Managers.	07.575.651/0001-59		
Note			
Our Managers are also the managers of the subsidiaries			
Issuer Manager JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers.	084.864.028-40	Control	Indirect Controller
Related Person			
GOL Linhas Aéreas S.A. Effective member of the Board of Managers.	07.575.651/0001-59		
Note			
Our Managers are also the managers of the subsidiaries			
Issuer Manager			
RICARDO CONSTANTINO Effective member of the Board of Managers.	546.988.806-10	Control	Indirect Controller
Related Person

25

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO Vice-Chairman Managers	165.610.978-66	Services Provision	Directly controlled company

Related Person

GOL Linhas Aéreas S.A. Vice-Chairman Managers	07.575.651/0001-59

Note

GOL Linhas Aéreas S.A. Effective member of the Board of Managers	07.575.651/0001-59

Note

Our Managers are also the managers of the subsidiaries.

Issuer Manager

PAULO SERGIO KAKINOFF Chief Executive Officer	194.344.518-41	Services Provision	Directly controlled company

Related Person

GOL Linhas Aéreas S.A. Chief Executive Officer	07.575.651/0001-59

Note

Mr. Paulo Sergio Kakinoff has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Chief Executive Officer.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Debtor

Related Person

GOL Finance S.A.
Manager

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance S.A.

Issuer Manager

26

CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Directly controlled company
Related Person			
GAC Inc. Manager	09.098.779/0001-02		
Note			
Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GAC Inc.			
Issuer Manager			
CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Directly controlled company
Related Person			
GOL Finance Manager	12.255.721/0001-21		
Note Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance.			
Issuer Manager			
PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company
Related Person			
GAC Inc. Manager	09.098.779/0001-02		
Note			
Issuer Manager			
PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company
Related Person			
GOL Finance Manager	12.255.721/0001-21		
Note			
Issuer Manager

27

CELSO GUIMARÃES FERRER JUNIOR Vice-President Manager	309.459.748-33		Services Provision	Directly controlled company
Related Person				
GAC Inc. Manager	09.098.779/0001-02			
Note				

Issuer Manager				
CELSO GUIMARÃES FERRER JUNIOR	309.459.748-33		Services Provision	Directly controlled company
Vice-President Manager				
Related Person				
GOL Finance Manager		12.255.721/0001-21		
Note				

Issuer Manager			
EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company
Related Person			
GOL Finance Manager	12.255.721/0001-21		
Note			

Issuer Manager			
EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company
Related Person			
GAC Inc. Manager	09.098.779/0001-02

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Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Linhas Aéreas S.A.	07.575.651/0001-59

Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-President Manager	214.996.428-73	Services Provision	Directly controlled company

Related Person

GAC Inc. Manager	09.098.779/0001-02

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance S.A.
Manager

Note

Issuer Manager

29

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance Manager	12.255.721/0001-21

Note

Issuer Manager

CELSO GUIMARÃES FERRER JUNIOR Vice-Chairman Managers	309.459.748-33	Services Provision	Directly controlled company

Related Person

GOL Linhas Aéreas S.A. Vice-Chairman Managers	07.575.651/0001-59

Note

Mr. Celso Guimarães Ferrer Junior has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Vice President.

* * * * *

Fiscal Year 12/31/2020

Identification	CPF (Tax Identification Number)/CNPJ (Tax Identification Number)	Type of relationship of the Manager with the related person	Type of related person
Position/Role			

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR Effective member of the Board of Managers.	417.942.901-25	Control	Indirect Controller

Related Person

30

Note

Our Managers are also the managers of the subsidiaries

Issuer Manager

JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers.	084.864.028-40	Control	Indirect Controller

Related Person

Note

Our Managers are also the managers of the subsidiaries

Issuer Manager

RICARDO CONSTANTINO Effective member of the Board of Managers.	546.988.806-10	Control	Indirect Controller

Related Person

Note

Our Managers are also the managers of the subsidiaries.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25	Control	Indirect Controller

Effective member of the Board of Managers.

Related Person

Smiles Fidelidade S.A. 15.912.764/0001-20
Effective member of the Board of Managers.

Note

Mr. Constantino de Oliveira Junior has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

31

JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers.	084.864.028-40	Control	Indirect Controller

Related Person

Smiles Fidelidade S.A. Effective member of the Board of Managers	15.912.764/0001-20

Note

Mr. Joaquim Constantino Neto has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

RICARDO CONSTANTINO Effective member of the Board of Managers.	546.988.806-10	Control	Indirect Controller

Related Person

Smiles Fidelidade S.A. Effective member of the Board of Managers.	15.912.764/0001-20

Note

Mr. Ricardo Constantino has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

PAULO SERGIO KAKINOFF Chief Executive Officer	194.344.518-41	Services Provision	Directly controlled company

Related Person

GOL Linhas Aéreas S.A. Chief Executive Officer	07.575.651/0001-59

Note

Mr. Paulo Sergio Kakinoff has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Chief Executive Officer.

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO Vice-Chairman Managers	165.610.978-66	Services Provision	Directly controlled company

Related Person

GOL Linhas Aéreas S.A. Vice-Chairman Managers	07.575.651/0001-59

Note

Mr. Eduardo José Bernardes Neto has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Vice President.

Issuer Manager

PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Subordination	Directly controlled company

32

Related Person

GOL Finance S.A.
Manager
Note

Issuer Manager CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Debtor
Related Person GOL Finance S.A. Manager			

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance S.A.

Issuer Manager CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Directly controlled company
Related Person GAC Inc. Manager	09.098.779/0001-02		

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GAC Inc.

Issuer Manager CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Directly controlled company
Related Person GOL Finance Manager	12.255.721/0001-21		

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance.

Issuer Manager PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company
Related Person GAC Inc. Manager	09.098.779/0001-02

33

Note

Issuer Manager			
PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company
Related Person			
GOL Finance Manager	12.255.721/0001-21		

Note

Issuer Manager			
CELSO GUIMARÃES FERRER JUNIOR Vice-President Manager	309.459.748-33	Services Provision	Directly controlled company
Related Person			
GAC Inc. Manager	09.098.779/0001-02		

Note

Issuer Manager			
CELSO GUIMARÃES FERRER JUNIOR	309.459.748-33	Services Provision	Directly controlled company
Vice-President Manager			
Related Person			
GOL Finance Manager	12.255.721/0001-21		

Note

Issuer Manager			
EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company

34

<u>Related Person</u>			
GOL Finance Manager	12.255.721/0001-21		
<u>Note</u>			
<u>Issuer Manager</u>			
EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company
<u>Related Person</u>			
GAC Inc. Manager	09.098.779/0001-02		
<u>Note</u>			
<u>Issuer Manager</u>			
RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company
<u>Related Person</u>			
GOL Linhas Aéreas S.A.	07.575.651/0001-59		
Manager			
<u>Note</u>			
<u>Issuer Manager</u>			
RICHARD FREEMAN LARK, JR. Vice-President Manager	214.996.428-73	Services Provision	Directly controlled company
<u>Related Person</u>			
GAC Inc. Manager	09.098.779/0001-02

35

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers		214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance S.A.
Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers		214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance Manager		12.255.721/0001-21

Note

Issuer Manager

CELSO GUIMARÃES FERRER JUNIOR Vice-Chairman Managers	309.459.748-33	Services Provision	Directly controlled company

Related Person

GOL Linhas Aéreas S.A. Vice-Chairman Managers	07.575.651/0001-59

Note

Mr. Celso Guimarães Ferrer Junior has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Vice President.

* * * * *

36

Fiscal Year 12/31/2019

Identification	CPF (Tax Identification Number)/CNPJ (Tax Identification Number)	Type of relationship of the Manager with the related person	Type of related person
Position/Role			
Issuer Manager			
CONSTANTINO DE OLIVEIRA JUNIOR Effective member of the Board of Managers.	417.942.901-25	Control	Indirect Controller
Related Person			
GOL Linhas Aéreas S.A. Effective member of the Board of Managers.	07.575.651/0001-59		
Note			
Our Managers are also the managers of the subsidiaries			
Issuer Manager			
JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers.	084.864.028-40	Control	Indirect Controller
Related Person			
GOL Linhas Aéreas S.A. Effective member of the Board of Managers.	07.575.651/0001-59		
Note			
Our Managers are also the managers of the subsidiaries			
Issuer Manager			
RICARDO CONSTANTINO Effective member of the Board of Managers.	546.988.806-10	Control	Indirect Controller
Related Person			
GOL Linhas Aéreas S.A. Effective member of the Board of Managers	07.575.651/0001-59

37

Note

Our Managers are also the managers of the subsidiaries.

Issuer Manager CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25	Control	Indirect Controller

Effective member of the Board of Managers.
Related Person

Smiles Fidelidade S.A. 15.912.764/0001-20
Effective member of the Board of Managers.
Note

Mr. Constantino de Oliveira Junior has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers.	084.864.028-40	Control	Indirect Controller

Related Person

Smiles Fidelidade S.A. Effective member of the Board of Managers	15.912.764/0001-20

Note

Mr. Joaquim Constantino Neto has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

RICARDO CONSTANTINO Effective member of the Board of Managers.	546.988.806-10	Control	Indirect Controller

Related Person

Smiles Fidelidade S.A. Effective member of the Board of Managers.	15.912.764/0001-20

Note

Mr. Ricardo Constantino has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager PAULO SERGIO KAKINOFF Chief Executive Officer	194.344.518-41	Services Provision	Directly controlled company

Related Person
GOL Linhas Aéreas S.A. 07.575.651/0001-59

38

Chief Executive Officer

Note

Mr. Paulo Sergio Kakinoff has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Chief Executive Officer.

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO | 165.610.978-66 | Services Provision | Directly controlled company

Vice-Chairman Managers

Related Person

GOL Linhas Aéreas S.A. | 07.575.651/0001-59

Vice-Chairman Managers

Note

Mr. Eduardo José Bernardes Neto has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Vice President.

Issuer Manager

PAULO SERGIO KAKINOFF | 194.344.518-41 | Subordination | Directly controlled company

President Manager

Related Person

GOL Finance S.A.

Manager

Note

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR | 417.942.901-25 | Control | Debtor

Chairman of the Board of Managers

Related Person

GOL Finance S.A.

Manager

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance S.A.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR | 417.942.901-25 | Control | Directly controlled company

Chairman of the Board of Managers

Related Person

GAC Inc. | 09.098.779/0001-02

Manager

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GAC Inc.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR | 417.942.901-25 | Control | Directly controlled company

Chairman of the Board of Managers

39

Related Person

GOL Finance
Manager

12.255.721/0001-21

Note
Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance.

Issuer Manager

PAULO SERGIO KAKINOFF
President Manager

194.344.518-41

Services Provision

Directly controlled company

Related Person

GAC Inc.
Manager

09.098.779/0001-02

Note

Issuer Manager

PAULO SERGIO KAKINOFF
President Manager

194.344.518-41

Services Provision

Directly controlled company

Related Person

GOL Finance
Manager

12.255.721/0001-21

Note

Issuer Manager

CELSO GUIMARÃES FERRER JUNIOR
Vice-President Manager

309.459.748-33

Services Provision

Directly controlled company

Related Person

GAC Inc.
Manager

09.098.779/0001-02

Note

Issuer Manager

40

CELSO GUIMARÃES FERRER JUNIOR 309.459.748-33 Services Provision Directly controlled company

Vice-President Manager

Related Person

GOL Finance 12.255.721/0001-21
Manager

Note

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO 165.610.978-66 Services Provision Directly controlled company
Vice-President Manager

Related Person

GOL Finance 12.255.721/0001-21
Manager

Note

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO 165.610.978-66 Services Provision Directly controlled company
Vice-President Manager

Related Person

GAC Inc. 09.098.779/0001-02
Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. 214.996.428-73 Services Provision Directly controlled company
Vice-Chairman Managers

Related Person

41

GOL Linhas Aéreas S.A. 07.575.651/0001-59

Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-President Manager	214.996.428-73	Services Provision	Directly controlled company

Related Person

GAC Inc. Manager	09.098.779/0001-02

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance S.A.
Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance Manager	12.255.721/0001-21

Note

Issuer Manager

42

CELSO GUIMARÃES FERRER JUNIOR Vice-Chairman Managers	309.459.748-33	Services Provision	Directly controlled company

Related Person

GOL Linhas Aéreas S.A. Vice-Chairman Managers	07.575.651/0001-59

Note

Mr. Celso Guimarães Ferrer Junior has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Vice President

43

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer